INVEST IN **SENSATE**

Patented infrasonic resonance for immediate calm and long term stress resilience



getsensate.com Camden DE

Technology | Hardware | Health & Fitness | Social Impact | Lifestyle

LEAD INVESTOR



Martin Tobias Managing Partner

The pandemic really ramped up my stress level and I know I am not alone. In the past, I have managed stress with a combination of meditation and exercise but I became overwhelmed in the last few years. I went looking for new ways to manage stress. I tried dozens of new techniques and devices, spending thousands. The Sensate is the only one that earned a spot in my daily routine as it has for my whole family. My six-year-old won't go to sleep without it! As a professional Venture investor when I find a product that changes my life, I call up the CEO and ask them if they are raising money to grow the company. I called Anna and became an early investor. I have invested multiple times in the company and have bought dozens of Sensates for friends and family. I am excited to continue to support the company by leading this raise.

Invested $25,000 this round & $145,000 previously

Highlights

1. 📈 363% YoY Growth in 2021
2. 💸 $2.8M in revenues last year
3. 🕒 15M minutes of Sensate sessions
4. 👼 Backed by elite VC/investors: TenOneTen, Unlock, ExpertDojo, Martin Tobias
5. 🗞️ Featured in Forbes, The Times, Men's Journal, Vogue, Psychology Today, CNBC
6. 👍 90.5% found Sensate equally or more effective than other relaxation solutions.

Our Team



Anna Gudmundson CEO & Co-founder

Anna is a passionate business leader with 15+ years of experience in exponential technologies. Previously a turn-around CEO, she has helped companies optimize and deliver product, brand and



Anna Gudmundson CEO & Co-founder

Anna is a passionate business leader with 15+ years of experience in exponential technologies. Previously a turn-around CEO, she has helped companies optimize and deliver product, brand and business strategies.



Stefan Chmelik Creator, Co-founder

An integrated medicine physician and founder of New Medicine Group in London's world-famous Harley Street, he created a world-class team with 300 years of combined clinical excellence, specializing in complex stress and mental health issues.

Sanjay Reddy Board Director



Sanjay Reddy Board Director

Co-founding partner of Unlock Venture Partners. He was previously a co-founder and CEO of Live Matrix (Live Web data), then the CEO of OVGuide (online video guidance) following its acquisition of Live Matrix.



Bertrand Velge Board Director

Director of two Nasdaq listed companies LifeMD (telehealth) and QCI (Quantum software and computing) and of several European family owned companies. Bertrand has over 25 years' experience in multi-disciplinary ventures and investing



Fiona Lloyd-Williams Executive Board Advisor

Fiona has successfully turned around, grown and sold 2 diverse businesses. She shifted 7 years ago to focus on supporting amazing, passionate CEOs through board roles and executive coaching, to deliver transformation for businesses and their teams.



Martin Tobias Advisor & Investor

Serial entrepreneur who's invested in over 250 companies as an angel, half a dozen as a venture partner at a major VC firm, and the Founder of a leading Angel network, Element8. 3x CEO, he has raised over $500M (including two IPOs)

Why Sensate?


Sensate: Profound Relaxation
in Just 10 Minutes

A groundbreaking innovation in wellness technology, Sensate uses the natural power of sonic resonance to calm your body's nervous system, providing immediate relief and long-term benefits from regular use.

Developed by physicians and tested in clinic, Sensate helps your body's nervous system recover from daily stresses. Our patented technology combines audible and tactile resonance to build a stronger, more stress resilient community.

A New Paradigm of Wellbeing. We believe that personal wellbeing and self-regulation is key to building positive change in our overstimulated and overstressed world. We want to empower people to take charge of their wellbeing. By doing so, we hope to send a ripple throughout society—building a connected, positive world that can turn the tide on the growing anxiety tsunami.

Problem


Stress and Anxiety:
An Exploding Societal Crisis

- Stress accounts for 75% of all US doctor visits
- 74% feeling 'unable to cope' and 32% having suicidal thoughts
- Anxiety levels in the US tripled in 2020 vs. pre-pandemic
- 1 in 5 people use behavioral apps - still not solving the problem

Recurring, ubiquitous problem with short-term solutions

Recurring, ubiquitous problem with short-term solutions

The rising rate of stress and anxiety is a critical global crisis that requires several complementary solutions, working together:

- Meditation and relaxation exercises are valuable, but only a small percentage of people are able to practice them regularly
- Pharmaceuticals can help relieve stress as a band-aid solution, but can also lead to dependence and weakening of the body's natural stress response
- Biometric monitoring focuses on tracking our wellbeing, but can add to the already-high stress levels with more tasks to manage

Solution


15 Million Sensate Minutes
Says it Works

Developed by physicians and tested in clinic, Sensate uses infrasonic therapy to help your body's nervous system recover from daily stresses. Our patented technology combines audible and tactile resonance to deliver immediate calm and build stress resilience over time.

Sensate can be used by anyone, and changes how we feel without needing to track, train, or tire.


Meet the
Most
Important
Nerve
You
Didn't
Know
You Had

Do you ever feel knots in your stomach when stressed? That's the **vagus nerve in action.**

This cranial nerve allows the main organs of the body to communicate, and is often called the **gut-brain superhighway**. The vagus nerve is responsible for the way your body **reacts to stress**, so toning this important nerve can play an important role in improving your digestion, heart health and breathing rate.

The vagus nerve regulates **sympathetic** and **parasympathetic** responses. The sympathetic nervous system drives the "fight or flight" response in stressful situations, while the parasympathetic nervous system manages our "rest and digest" state.

Future-proof yourself by building stress resilience

Stress resilience is our body's ability to recognize a challenging situation and

Stress resilience is our body's ability to recognize a challenging situation and choose a positive way to respond to it. It means that the body will return to a state of equilibrium faster. By using Sensate, you can tone your vagus nerve—which will help regulate your nervous system.

You can measure the function of your vagus nerve by measuring your heart rate variability (HRV). A good HRV result assumes good vagal tone, so your nervous system will be more flexible and return to equilibrium faster after stress.

Product



The Pebble
Of Peace

Age-old wisdom meets state-of-the-art technology, for a safe and soothing way to tap into the body's real command center: the central nervous system.

- **The Sensate device.** A smart touch therapy device, Sensate emits precisely engineered sound waves directly into the body, sending a powerful, stress-alleviating signal directly to your autonomic nervous system.
- **The Sensate app.** Pair the device with our meticulously composed soundscapes via headphones and feel the benefit from the very first use.
- **Vibrotactile delivery.** It's why cats purr. They have a built in ability to self soothe after stressful events. Sensate uses bone conduction through the chest cavity to gently downregulate stress responses using sound.

Traction



Building on Revenue and Usage
$2.8M
revenue in 2021
363%
revenue growth
2021 vs 2020
15M
minutes of
Sensate sessions
90.5%
found Sensate equally
or more effective than other
relaxation solutions

Exceptional Positive Reviews

Forbes "A genius device."

MEN'S JOURNAL "The Sensate is lightyears ahead of other calming, relaxation apps..."

Mashable — "I found myself utterly addicted to its calming, time-distorting effects."

BENGREENFIELDFITNESS — "Sensate is also good if you wake up at night and need to lull yourself back to sleep."

THE TIMES — "Sensate: ten minutes is like a power nap... the new key to stress relief."

women's fitness — "The 20-minute sessions were plenty long enough to deeply relax me in preparation for bed."

METRO — "After just a few minutes I was in an enhanced state of relaxation and drifted off into a much deeper sleep."

Global Reach and Customer Love



I'm a big fan of the vagus nerve and I was a bit sceptical, but what Sensate does is very different and it feels good! My HRV improves after a Sensate Session."

Dave Asprey
"Father of Biohacking" &
Founder of Bulletproof


Steven McRae, Principal Ballet Dancer – Sensate Testimonial
Watch later
Share
sensate
It's so easy to be caught up in what needs to be done.
Watch on YouTube

Absolutely fantastic! Remarkable!

Absolutely fantastic! Remarkable! The bone conduction, sound technology effect goes right into the WOW category. People need this.

Chris Walton
Performance Psychiatrist

“

I'm highly recommending it
I use it daily in addition to my meditation and exercise to bring some peace and calm to my mind. It works for me and I'm highly recommending it to anyone that wants a little more calm in their lives. I like that you don't have to do any sort of training to get the benefits. An absolute beginner can use it and immediately get benefits.

Joan MacDonald
Longevity expert, bodybuilder

“

An extraordinary outcome!
Sensate had a profound effect in calming me. It was quite amazing. For someone who has long struggled to meditate, this is an extraordinary outcome!

Michelle M. Tennesse, USA

“

My Sensate arrived and I LOVE IT!!!
I did 2 lots of 10 minutes because it just goes so quickly. Never would I have been able to focus for 10 minutes with guided meditations.

Ariana A. Australia

A Well Timed Opportunity


Sensate: a Novel
Patented Technology

Market

Stress is ubiquitous and costs the global health care market billions. The wellness market was growing at twice the rate of global economic growth before the pandemic, and is currently worth more than $4.2T.

Wellness Technology Investment Record Year


Wellness Technology Investment Activity
Total Capital Invested ($M)
$35,000
$30,000
$25,000
$20,000
$15,000
$31,744


$10,000
$5,000
$0
$1,432
$4,516
$4,228
$6,661
$9,134
$8,465
2014
2015
2016
2017
2018
2019
2020
2021

Source: Pitchbook; "State of the Market 2022, Wellness Technology"

Funding to mental health and wellness tech startups more than doubled YoY in 2021. This was driven largely by the need to build out digital solutions targeting mental health—an area of healthcare that has gained momentum during the pandemic. The majority of 2021 deals were early-stage, indicating there's room for growth in this space.

• Data consists of 900+ Wellness Technology companies tracked by Nfluence and the amount of disclosed total capital invested by year and the number of deals announced from 2014-2021

Business Model


Today: single device, free app/subscription. Selling on www.getsensate.com + Amazon USA & Amazon UK. Retail: Selfridges, Harrod's, Situ/Westfield London.
Upcoming: multiple products and services, including optional premium subscription for frequent user base. Expanding sales channels and partnerships.

Customer Focus

Sold globally, with primary geographical focus on USA + UK, testing other markets

Key audience targets:

1. Stress & anxiety sufferers

2. Health optimizers and biohackers

Competition

Sensate is the only product in the market—with a novel patented technology that uses bone conduction in the ribcage to create a resonance field in the chest area.

Our 'competitors' are really our partners and allies. In such an enormous market, it is critical that more than one party helps educate the different sections of the audience. We would like to mention a few companies who are doing amazing work in our field: *Cove, Muse (many of our users have it too), Core (acquired by Hyperice), Alpha-Stim, Apollo and Fisher-Wallace*

Use of Funds

- 50% marketing → expand presence in key markets, invest in partnerships
- 25% R&D → launch premium subscription
- 25% working capital → rapid growth

Impact

Never has the need for reduced anxiety, better sleep, stress resilience, and improved immune systems been greater.

Miniaturized vibroacoustic technology is a game-changer that brings Sensate to the mass market, giving more people the opportunity to improve their ability to self-regulate the stress response—not just those affluent enough to visit clinics for treatment by specialists.

Impact isn't only about the global ripple effect from all the Sensate users having more peace, calm, balance and capacity to cope; it is also about how we get to that point. We try to practice what we preach, and also consider how we can have the biggest positive impact with as many people as possible. We believe that great commercial success and great impact go hand in hand. As the company grows, we look forward to growing as individuals, and being conscious about our footprint as we do so.

Backed by elite VC and Individual Investors

Sensate has already raised $2.5M from experienced VCs and individual investors. Our investors see the opportunity to do well as a business and to do good by supporting our mission...and they are also users of the product!

10110 TenOneTen

unlock Venture Partners

EXPERT DOJO

Founders

Anna Gudmundson | *CEO, co-founder*



Anna is a passionate business leader with 15+ years of experience in exponential technologies. Previously a turn-around CEO, as well as VP Product and interim executive roles, she has helped companies optimize and deliver product, brand and business strategies.

Anna is greatly interested in the intersection between personal and human improvement and exponential growth technologies. Her recent focus on transformational technologies that have a massive positive impact in the world—while having strong commercial viability—is a key reason behind her joining Sensate.

Stefan Chmelik | *Creator, co-founder*



As founder of New Medicine



Group in London's world-famous Harley Street, he created a world-class team with 300 years of combined clinical excellence, specialising in complex stress and mental health issues. As gatekeeper at New Medicine Group, he is one Europe's most experienced physicians—with an expert-level understanding of what intervention is most effective for which health issue.

His career is now entirely devoted to enabling the optimisation of human resilience through the work of Sensate.

Summary



Why Invest In Sensate?

- Proven value in clinic as well as Sensate users
- Enormous market in desperate need of a product that works and does not require effort and discipline
- Proven commercial traction
- Years of R&D already funded and completed
- Great timing: the mental wellbeing market is accelerating and Sensate has the solution to serve this demand.
- Join our mission to improve global wellbeing!